A Special Meeting of Shareholders of Kansas Insured Intermediate Fund was held on September 17, 2012.

Matter 1:

To approve an Agreement and Plan of Reorganization (and the related transactions) which provides for (i) the transfer of all the assets of Kansas Insured Intermediate Fund (the "Target Fund") to Kansas Municipal Fund (the "Acquiring Fund") in exchange solely for voting shares of beneficial interest of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Target Fund; (ii) the pro rata distribution by the Target Fund of the shares of the Acquiring Fund to the holders of shares of the Target Fund; and (iii) the complete liquidation, dissolution, termination and winding up of the affairs of the Target Fund in accordance with Massachusetts state law.

Matter 1 Results:

Affirmative Votes	1,004,811.869
Negative Votes	52.388.901
Abstain Votes	31,892.415